                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________________ to_______________________

Commission file number_________________________________________________________


A.       Full Title of the Plan and the address of the Plan:

                            BICCGENERAL SAVINGS PLAN

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

2. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 BICCGENERAL SAVINGS PLAN

Date: June 28, 2001              By: /s/ Robert J. Siverd
                                     --------------------
                                 Name:   Robert J. Siverd
                                 Title:  Member, Retirement Plan Finance
                                         Committee

INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statements No.333-31869 and 333-51818 of General Cable Corporation on Forms S-8 of our report dated June 8, 2001, appearing in this Annual Report on Form 11-K of BICCGeneral Savings Plan (formerly the General Cable Corporation Savings Plan for Hourly Employees) for the year ended December 31, 2000.




DELOITTE & TOUCHE LLP
Cincinnati, Ohio
June 28, 2001

     BICCGENERAL SAVINGS
     PLAN (FORMERLY THE GENERAL CABLE
     CORPORATION SAVINGS PLAN FOR HOURLY
     EMPLOYEES)

     Financial Statements for the Years Ended
     December 31, 2000 and 1999 and
     Supplemental Schedule as of December 31, 2000 and
     Independent Auditors' Report

BICCGENERAL SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                                              1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 2000 and 1999             2

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 2000 and 1999                                                3

  Notes to Financial Statements                                                           4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment (Schedule H, part IV, Line 4i
  of Form 5500), December 31, 2000                                                        10

SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not filed herewith for the plan year ending December 31, 2000 are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT


BICCGeneral Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BICCGeneral Savings Plan (formerly the General Cable Corporation Savings Plan for Hourly Employees) ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
Cincinnati, OH

June 8, 2001

BICCGENERAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                    2000          1999
                                                                    ----          ----
ASSETS:
  Investment in General Cable Corporation Trust (Notes 1,2,4)                 $ 5,460,056
  General Cable Corporation common stock (Notes 2,4)            $   284,719
  Mutual funds (Notes 2,4)                                       46,838,012
  Contributions receivable (Note 3)                                 221,469        70,408
  Loans to participants (Note 1)                                  4,197,342       287,054
                                                                -----------   -----------


NET ASSETS AVAILABLE FOR BENEFITS                               $51,541,542   $ 5,817,518
                                                                ===========   ===========


See notes to financial statements.

BICCGENERAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                               2000          1999
INCREASES:
  Contributions (Notes 1,3):
    Employee                                               $ 2,686,551   $ 1,400,045
    Employer                                                   863,469
    Other                                                       56,414
                                                           -----------   -----------
           Total contributions                               3,606,434     1,400,045

    Equity in net earnings of the General
      Cable Corporation Trust (Notes 1,2,4)                    230,031       944,772
    Interest and dividend income                             2,090,778
                                                           -----------   -----------
           Total increases                                   5,927,243     2,344,817
                                                           -----------   -----------

DECREASES:
  Net depreciation in fair value of investments (Note 4)     5,252,154
  Distributions to participants (Note 3)                     2,026,247       288,304
  Other distributions                                           21,592         6,617
                                                           -----------   -----------
           Total decreases                                   7,299,993       294,921
                                                           -----------   -----------

Transfer from other plan, net (Note 1)                      47,096,774
                                                           -----------   -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS               45,724,024     2,049,896

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          5,817,518     3,767,622
                                                           -----------   -----------

  End of year                                              $51,541,542   $ 5,817,518
                                                           ===========   ===========

See notes to financial statements.

BICCGENERAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The following description of the BICCGeneral Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan name was changed from the General Cable Savings Plan for Hourly Employees on July 1, 2000.

      GENERAL - The Plan is a defined contribution plan consisting primarily of the following components: the Employee Before-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to participant before-tax contributions; the Employer Retirement Account which accumulates the participant's share of trust funds attributable to contributions required to be made by General Cable Corporation (the Company) under the terms of collective bargaining agreements; the Employer Matching Account which accumulates the participant's share of trust funds attributable to Company matching contributions under the terms of collective bargaining agreements and the Employee After-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to after-tax participant contributions.

      Effective July 1, 2000, certain participants in the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan were transferred into this Plan. In addition, certain participants in this Plan were transferred out to the BICCGeneral Savings Plan for Hourly Associates.

      MFS Heritage Trust became the Trustee of the Plan effective July 1, 2000, replacing The Reliance Trust Company.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Hourly employees of the Bonham, Texas plant, the Monticello, Illinois plant, the Manchester, New Hampshire plant, the Sanger, California plant, the Plano, Texas plant, the Cass City, Michigan plant, the Watkinsville, Georgia plant, the Kingman, Arizona plant, the Altoona, Pennsylvania plant, the Lincoln, Rhode Island plant, the Taunton, Massachusetts plant, the Duquoin, Illinois plant, the Indianapolis, Indiana plant, the Malvern, Arkansas plant, the Marion, Indiana plant, the Willimantic, Connecticut plant, the Clearwater, Florida plant, the Montoursville, Pennsylvania plant and the Grapevine, Texas regional distribution center are eligible to participate in the Plan when eligible based upon the terms of applicable collective bargaining agreements. Participation in the Plan is voluntary. Separate participant accounts are maintained and participants can choose from several investment funds.

      The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not be less than $500 or exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000, reduced by the excess of the highest outstanding balance of loans during the 1-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan. The interest rate on loans outstanding at December 31, 2000 ranged from 8% to 11.5% and the loans mature from 2001 to 2010.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      Investments are generally valued on the basis of the quoted market value.

      Security transactions are recorded on the trade date.

      Income from investments is recognized when earned.

      BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

      ADMINISTRATIVE EXPENSES - Trustee fees are paid by the Plan. All other administrative expenses are paid by the Company.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - On July 1, 2000, employees who are eligible to participate in the Plan may make a before-tax contribution up to 15% of their compensation subject to an overall limitation. With respect to any participant who is employed at the Duquoin, Illinois; Indianapolis, Indiana; Malvern, Arkansas; Marion, Indiana and Willimantic, Connecticut facilities, the Company will contribute to the Employer Matching Account 50% of the each participant's first 6% of before-tax contributions. The Company's matching contributions were $417,869 for the year ended December 31, 2000. In addition, the Company is required to make certain contributions under the terms of certain collective bargaining agreements. The Company's contributions were $445,600 for the year ended December 31, 2000.

      Before July 1, 2000, participants in the General Cable Corporation Savings Plan for Hourly Employees could make a before-tax contribution up to 13% of their compensation subject to an overall limit.

      ROLLOVERS - A participant may at any time, make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution," as defined in the Internal Revenue Code, is provided.

      VESTING - Participants shall be fully vested in their Employee Before-Tax Contribution Accounts and Employee After-Tax Contribution Accounts.

      The Employer's Retirement Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

      For participants who were hired on or after July 1, 2000:

                                                                        VESTED
       COMPLETED YEARS OF SERVICE                                     PERCENTAGE

       Less than 3                                                          0%
       3 but less than 4                                                   20%
       4 but less than 5                                                   40%
       5 but less than 6                                                   60%
       6 but less than 7                                                   80%
       7 or more                                                          100%
       Attainment of age 55 with 5 years of service, death or disability  100%

      For participants who were hired after June 30, 1999 but on or before June 30, 2000 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan:

                                                                       VESTED
       COMPLETED YEARS OF SERVICE                                    PERCENTAGE

       Less than 3                                                           0%
       3 but less than 4                                                    20%
       4 but less than 5                                                    40%
       5 but less than 6                                                    60%
       6 but less than 7                                                    80%
       7 or more                                                           100%
       Attainment of age 55 with 5 years of service, death or disability   100%



      Participants hired on or before June 30, 1999 and who were Participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Retirement Account.

      Except as set forth below, the Employer's Matching Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

                                                                        VESTED
       COMPLETED YEARS OF SERVICE                                    PERCENTAGE

       Less than 1                                                          0%
       1 but less than 2                                                   25%
       2 but less than 3                                                   50%
       3 but less than 4                                                   75%
       4 or more                                                          100%
       Attainment of age 65 or age 55 with 5 years of service, death or
       disability                                                         100%




      Participants hired on or before June 30, 1999 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Matching Accounts.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution. Certain participants also may have the option to have their account balance be distributed in installment payments.

      WITHDRAWALS - Once the participant has attained the age of 59 1/2, all or part of their Employer Salary Reduction Contribution Account may be withdrawn without penalty. The full value of any rollover contributions may be transferred to another Internal Revenue Code (IRC) Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions that are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan's investments were a part of a Master Trust during 1999 and the first half of 2000. The Plan's investments in the Master Trust consisted of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with The Reliance Trust Company as trustee in 1999 and the first half of 2000. The assets of the Company's two defined contribution plans were commingled for investment purposes; however, the trustee accounted for changes in net assets of the Master Trust for each plan.

      The Master Trust was presented at fair value based on the market value of the investments of the Master Trust. Market values were generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments was recognized when earned. The cost of investments sold was determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:




                                                              DECEMBER 31
       NET ASSETS, AT FAIR VALUE                                  1999

       Corporate common stocks                                $ 3,239,774
       Mutual and money market funds                           76,117,105
                                                              -----------

       Total net assets                                       $79,356,879
                                                              ===========







                                                6 MONTHS ENDED
                                                   JUNE 30,
       CHANGES IN NET ASSETS                         2000            1999

       Deposits by participating plans          $  3,921,580    $  7,540,194
       Withdrawals by participating plans         (4,133,953)     (9,174,721)
       Interest and dividends                        635,616       2,463,081
       Increase from investment activities         2,665,325      11,381,730
       Transfer Out                              (82,445,447)

       Total change in net assets               $(79,356,879)   $ 12,210,284
                                                ============    ============

       Plan's investment in Master Trust as a
         percent of total                                             6.88%
                                                                      ----

      Equity in the net earnings of the Master Trust was allocated to participating plans and participants daily.

      As of July 1, 2000, thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

      The following table presents investments as of December 31, 2000.

                                                             DECEMBER 31,
                                                                2000

       Mutual Funds:
         MFS Fixed Fund*                                    $11,208,162
         PIMCO Total Return Fund A                              411,938
         MFS Strategic Income Fund I                            298,350
         Ready-Mix Conservative                                 262,804
         Ready-Mix Moderate                                   1,894,344
         Ready-Mix Aggressive                                   701,403
         Vanguard Institutional Index Fund*                   6,388,259
         MFS Massachusetts Investors Trust Fund I             1,538,486
         MFS Massachusetts Investors Growth Stock Fund I*     3,270,723
         MFS Emerging Growth Fund I*                          6,146,995
         MFS Equity Income Fund A*                            9,265,670
         Franklin Smallcap Growth Fund A*                     4,461,628
         American EuroPacific Growth Fund                       989,250
       General Cable Corporation common stock                   284,719
                                                            -----------
       Total investments                                    $47,122,731
                                                            ===========

*Investments representing 5% or more of net assets available for benefits




      During the period from July 1, 2000 to December 31, 2000, Plan investments (including investments bought, sold and held during the period) depreciated in value as follows:

       Mutual Funds                                          $5,039,973
       General Cable Corporation common stock                   212,181
                                                             ----------

       Total depreciation                                    $5,252,154
                                                             ==========

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained a determination letter on October 24, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                    * * * * *

BICCGENERAL SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
(Schedule H, Part IV, Line 4i of Form 5500)
DECEMBER 31, 2000
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                    FAIR
DESCRIPTION OF INVESTMENT                                             VALUE

       MFS Fixed Fund A                                            $11,208,162
       PIMCO Total Return Fund A                                       411,938
       MFS Strategic Income Fund I                                     298,350
       Ready-Mix Conservative                                          262,804
       Ready-Mix Moderate                                            1,894,344
       Ready-Mix Aggressive                                            701,403
       Vanguard Institutional Index Fund                             6,388,259
       MFS Massachusetts Investors Trust Fund I                      1,538,486
       MFS Massachusetts Investors Growth Stock Fund I               3,270,723
       MFS Emerging Growth Fund I                                    6,146,995
       MFS Equity Income Fund I                                      9,265,670
       Franklin Smallcap Growth Fund A                               4,461,628
       American EuroPacific Growth                                     989,250
       General Cable Corporation Stock                                 284,719
       Participant loans (572 loans with maturities ranging from
         January 2001 to June 2010 and interest
         rates of 8% to 11.5%)                                       4,197,342
                                                                   -----------


       Total Assets Held for Investment                            $51,320,073
                                                                   ===========